UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Elizabeth Arden, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

28660G106

(CUSIP Number)

M. Allison Steiner

Nightingale GP LLC

630 Fifth Avenue, Suite 2710

New York, New York 10111

(212) 218-6700

With a copy to:

Trevor S. Norwitz

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Nightingale Onshore Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,078,805(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,078,805(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Includes warrants covering 1,078,805 shares of common stock exercisable in the next 60 days.

(2)	This calculation is based on 29,757,798 shares of Common Stock outstanding as of August 14, 2014, based on information provided to the Reporting Person by Elizabeth Arden, Inc. and warrants covering 1,078,805 shares of common stock.

(Page 2 of 26 Pages)

1	NAME OF REPORTING PERSON Nightingale Offshore Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,373,462(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,373,462(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,373,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Includes warrants covering 1,373,462 shares of common stock exercisable in the next 60 days.

(2)	This calculation is based on 29,757,798 shares of Common Stock outstanding as of August 14, 2014, based on information provided by the Reporting Person by Elizabeth Arden, Inc. and warrants covering 1,373,462 shares of common stock.

(Page 3 of 26 Pages)

1	NAME OF REPORTING PERSON Nightingale GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,452,267(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,452,267(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,452,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes warrants covering 2,452,267 shares of common stock exercisable in the next 60 days.

(2)	This calculation is based on 29,757,798 shares of Common Stock outstanding as of August 14, 2014, based on information provided to the Reporting Person by Elizabeth Arden, Inc. and warrants covering 2,452,267 shares of common stock.

(Page 4 of 26 Pages)

1	NAME OF REPORTING PERSON Rhône Capital IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,452,267(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,452,267(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,452,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Includes warrants covering 2,452,267 shares of common stock exercisable in the next 60 days.

(2)	This calculation is based on 29,757,798 shares of Common Stock outstanding as of August 14, 2014, based on information provided to the Reporting Person by Elizabeth Arden, Inc. and warrants covering 2,452,267 shares of common stock.

(Page 5 of 26 Pages)

1	NAME OF REPORTING PERSON Rhône Holdings IV L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,452,267(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,452,267(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,452,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes warrants covering 2,452,267 shares of common stock exercisable in the next 60 days.

(2)	This calculation is based on 29,757,798 shares of Common Stock outstanding as of August 14, 2014, based on information provided to the Reporting Person by Elizabeth Arden, Inc. and warrants covering 2,452,267 shares of common stock.

(Page 6 of 26 Pages)

1	NAME OF REPORTING PERSON Rhône Capital L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,452,267(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,452,267(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,452,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes warrants covering 2,452,267 shares of common stock exercisable in the next 60 days.

(2)	This calculation is based on 29,757,798 shares of Common Stock outstanding as of August 14, 2014, based on information provided to the Reporting Person by Elizabeth Arden, Inc. and warrants covering 2,452,267 shares of common stock.

(Page 7 of 26 Pages)

ITEM 1. Security and Issuer.

This Schedule 13D relates to warrants (“Warrants”) to purchase 2,452,267 shares of common stock, par value $0.01 per share (the “Common Stock”) of Elizabeth Arden, Inc., a corporation organized under the laws of Florida (the “Issuer”), at an exercise price of $20.39 per share. The principal executive offices of the Issuer are located at 2400 S.W. 145 Avenue, Miramar, Florida 33027.

ITEM 2. Identity and Background.

This Schedule 13D is filed by the following entities (collectively referred to herein as the “Reporting Persons” and each as a “Reporting Person”):

(a)	Nightingale Onshore Holdings L.P., a Delaware limited partnership and Nightingale Offshore Holdings L.P., a Delaware limited partnership (the “Purchasers”). The principal business of each of the Purchasers is to acquire, hold and dispose of securities of the Issuer.

(b)	Nightingale GP LLC, a Delaware limited liability company, whose principal business is serving as the general partner of each of Nightingale Onshore Holdings L.P. and Nightingale Offshore Holdings L.P.

(c)	Rhône Capital IV L.P., a Delaware limited partnership, whose principal business is serving as the general partner of certain affiliated investment funds.

(d)	Rhône Holdings IV L.L.C., a Delaware limited liability company, whose principal business is serving as the general partner of Rhône Capital IV L.P.

(e)	Rhône Capital L.L.C., a Delaware limited liability company, whose principal business is to invest in and lend capital to privately held companies through established investment structures.

The principal business address of each of the Reporting Persons is 630 Fifth Avenue, Suite 2710, New York, New York 10111. The Reporting Persons have entered into a joint filing agreement, dated as of August 21, 2014, a copy of which is attached hereto as Exhibit A.

Schedules I and II hereto set forth the following information with respect to each executive officer and director or manager of Nightingale GP LLC and Rhône Capital L.L.C., respectively: (i) name, (ii) business address, (iii) citizenship, and (iv) present principal occupation or employment and the name of any other corporation or other organization in which such employment is conducted.

During the last five years, none of the Reporting Persons, and to the knowledge of each of the Reporting Persons, none of the persons listed on Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(Page 8 of 26 Pages)

ITEM 3. Source and Amount of Funds or Other Consideration.

Pursuant to a Securities Purchase Agreement, dated as of August 19, 2014, by and among the Issuer, Nightingale Onshore Holdings L.P. and Nightingale Offshore Holdings L.P. (the “Purchase Agreement”), the Issuer issued the Warrants as set forth in Item 5 and on the cover pages of this Schedule 13D and 50,000 shares of Series A Serial Preferred Stock, par value $0.01 per share (the “Preferred Stock”). The Warrants are exercisable at an exercise price of $20.39 per share, subject to customary adjustments for certain events. The Warrants are exercisable at any time on or prior to August 19, 2024. The filing of this Schedule 13D relates solely to the Warrants and the shares of Common Stock underlying the Warrants. The Reporting Persons funded the acquisition of Preferred Stock and Warrants with cash on hand of $50,000,000.

References to and descriptions of the Purchase Agreement set forth above in this Item 3 are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, which is included as Exhibit 99.2 to this Schedule 13D.

ITEM 4. Purpose of Transaction.

The Reporting Persons beneficially own or may be deemed to beneficially own the Warrants and the Common Stock underlying the Warrants reported herein for investment purposes. Each of the Reporting Persons intends to review its investment in the Warrants and any Common Stock acquired on a continuing basis and may take such actions with respect to its investment in the Issuer as it deems appropriate. The Reporting Persons currently intend, subject to market conditions, to acquire additional Common Stock or other securities of the Issuer through private purchases, market transactions, tender or exchange offers.

The Reporting Persons may increase their shareholding over time to an ownership level as high as 30% (including the Common Stock underlying the Warrants). The Reporting Persons believe that their investment in and support of the Issuer will provide the Issuer and its management team with support to implement operational improvement initiatives and an international growth strategy. The Reporting Persons further believe that their experience in the beauty industry, track record of realizing efficiency savings at their affiliated portfolio companies and expertise in accessing and developing new geographic markets may be of benefit to the Issuer as it executes its strategic plan.

So long as the Reporting Persons and their affiliates are the holders of a majority of the outstanding Preferred Stock, the Reporting Persons are entitled, in such capacity, to designate (i) one director to the Issuer’s board of directors (the “Board”), if such persons hold at least their original investment (representing approximately 7.6% of the voting securities in the Issuer) (the “Minimum Threshold”) and less than 20% of the voting securities in the Issuer, excluding for the purposes of such calculation any issuances of the Issuer after August 19, 2014 or (ii) two directors to the Issuer’s Board, if such persons hold at least 20% of the voting securities in the Issuer, excluding for the purposes of such calculation any issuances of the Issuer after August 18, 2014 (the “20% Threshold”).

(Page 9 of 26 Pages)

From and after the time that the Reporting Persons and their affiliates are no longer the holders of a majority of the outstanding Preferred Stock, the Reporting Persons are entitled, pursuant to the Shareholders Agreement, dated as of August 19, 2014, between the Issuer and the Reporting Persons (the “Shareholders Agreement”), to designate for nomination (i) one director if such persons hold at least the Minimum Threshold and less than the 20% Threshold or (ii) two directors, if such persons hold at least the 20% Threshold. The Reporting Persons may also recommend to the Issuer other directors and management whom the Reporting Persons believe can add value.

In their capacity as directors, any directors designated or nominated by the Reporting Persons will routinely be involved in the setting of policy for the Issuer and its subsidiaries by the Board, including with respect to significant corporate events such as a spin-off, acquisition, merger, recapitalization, reorganization or liquidation. Pursuant to the Shareholders Agreement, the Reporting Persons have customary information rights and Nightingale Onshore Holdings L.P. also has the right to appoint an observer to the Board. Further, the Reporting Persons may, from time to time, subject to the standstill restrictions under the Purchase Agreement, propose business strategies to the Board.

In addition, the Reporting Persons may at any time or from time to time (i) in the case of Reporting Persons who are general partners of limited partnerships, cause any of the limited partnerships to distribute in kind to their respective partners Warrants, Preferred Stock or other securities owned by such limited partnership, or (ii) subject to applicable legal and transfer restrictions, dispose of any or all Warrants, Preferred Stock or other securities of the Issuer acquired by the Reporting Persons. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intentions with respect to any or all of such matters. There can be no assurance that Reporting Persons will acquire additional Common Stock of the Issuer. Future acquisitions or dispositions of Warrants, Preferred Stock or other securities of the Issuer will depend, among other things, on certain standstill restrictions and restrictions on transfer, including as set forth in Item 6, market and economic conditions, the Reporting Persons’ overall investment strategies and capital availability, and applicable regulatory and legal constraints.

Other than as described above or in the documents identified as exhibits hereto, the Reporting Persons have no present plans, proposals or negotiations that relate to or would result in (1) any extraordinary transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Issuer; (4) any change in the present board of directors or management of the Issuer including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Issuer’s corporate structure or business; (6) any class of equity securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association; (7) any class of equity securities of the Issuer becoming eligible for termination of registration under Section 12(g)(4) of the Act; (8) the acquisition or disposition of Common Stock or other securities of the Issuer; or (9) any changes in the Issuer’s charter, by-laws or other governing instruments (other than as described herein) or other actions that could impede the acquisition of control of the Issuer.

(Page 10 of 26 Pages)

References to and descriptions of the Purchase Agreement and Shareholders Agreement set forth above in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are included as Exhibits 99.1 and 99.2 to this Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a) – (b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, or any other purpose, the beneficial owner of any securities covered by this statement.

Pursuant to the Purchase Agreement, the Reporting Persons collectively acquired 50,000 shares of Series A Serial Preferred Stock and Warrants to purchase 2,452,267 shares of Common Stock at an exercise price of $20.39 per share. According to information supplied by the Issuer to the Reporting Persons, there were 29,757,798 shares of Common Stock outstanding as of August 14, 2014. If the Warrants were to be exercised, the Reporting Persons would collectively own approximately 7.6% of the Issuer’s issued and outstanding Common Stock based solely on such exercise.

Nightingale Onshore Holdings L.P. directly holds 21,996 shares of Series A Serial Preferred Stock and Warrants to Purchase 1,078,805 shares of Common Stock. Nightingale Offshore Holdings L.P. directly holds 28,004 shares of Series A Serial Preferred Stock and Warrants to Purchase 1,373,462 shares of Common Stock.

Nightingale GP LLC, as the general partner of Nightingale Onshore Holdings L.P. and Nightingale Offshore Holdings L.P., may be deemed to be the beneficial owner of the securities beneficially owned by Nightingale Onshore Holdings L.P. and Nightingale Offshore Holdings L.P. Rhône Capital IV L.P., which indirectly appoints the board of managers of Nightingale GP LLC, may be deemed to be the beneficial owner of the securities that are deemed to be beneficially owned by Nightingale GP LLC. Rhône Holdings IV L.L.C., as the general partner of Rhône Capital IV L.P., may be deemed to be the beneficial owner of the securities that are deemed to be beneficially owned by Rhône Capital IV L.P. Rhône Capital L.L.C., as the sole member of Rhône Holdings IV L.L.C., may be deemed to be the beneficial owner of the securities that are deemed to be beneficially owned by Rhône Holdings IV L.L.C.

Each of the Reporting Persons may be deemed to beneficially own the Common Stock and percentage of outstanding Common Stock listed on the responses to Items 11 and 13, respectively, of the cover page of this Schedule 13D relating to such Reporting Person. In addition, the Common Stock deemed beneficially owned by each Reporting Person with respect to which such Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such Reporting Person.

(Page 11 of 26 Pages)

Except as set forth in this Schedule 13D, none of the Reporting Persons beneficially owns any shares of Common Stock of the Issuer.

Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(c) Except as described in this Schedule 13D, to the knowledge of any of the Reporting Persons, there were no other transactions in the Common Stock, or securities convertible into, exercisable for or exchangeable for the Common Stock, by the Reporting Persons or any of the entities or persons named in Item 2 hereto during the 60 days prior to the date of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Securities Purchase Agreement

On August 19, 2014, the Issuer, Nightingale Onshore Holdings L.P. and Nightingale Offshore Holdings L.P. entered into the Purchase Agreement, pursuant to which the Issuer issued and sold, for the aggregate price of $50,000,000: (a) 21,996 shares of Series A Serial Preferred Stock to Nightingale Onshore Holdings L.P.; (b) Warrants to purchase 1,078,805 shares of Common Stock to Nightingale Onshore Holdings L.P.; (c) 28,004 shares of Series A Serial Preferred Stock to Nightingale Offshore Holdings L.P.; and (d) Warrants to purchase 1,373,462 shares of Common Stock to Nightingale Offshore Holdings L.P.

The Reporting Persons have the right under the Warrants to acquire approximately 7.6% of the Issuer’s outstanding Common Stock taking into account the exercise of the Warrants.

The foregoing description does not purport to cover all of the provisions of the Purchase Agreement and is qualified in its entirety by reference to the full document, which has been incorporated into this Schedule 13D by reference as Exhibit 99.1.

Series A Serial Preferred Stock

The terms, rights, obligations and preferences of the Series A Serial Preferred Stock are set forth in the Articles of Amendment to the Issuer’s Amended and Restated Articles of Incorporation (the “Articles of Amendment”), an executed copy of which was filed with the Secretary of State of the State of Florida on August 19, 2014 in connection with the issuance of the Series A Serial Preferred Stock. Pursuant to the terms of the Purchase Agreement, the Issuer also effected an amendment to its Amended and Restated By-laws as necessary to effect the voting and director designation rights of the Series A Serial Preferred Stock.

(Page 12 of 26 Pages)

Dividends; Convertibility

Dividends on the Series A Serial Preferred Stock are payable at the per annum dividend rate of 5% of the liquidation preference, which is initially $1,000 per share (the “Liquidation Preference”). No cash dividend may be declared or paid on Common Stock or other classes of stock over which the Series A Serial Preferred Stock has preference unless full cumulative dividends have been or contemporaneously are declared and paid in cash on the Series A Serial Preferred Stock. The Series A Serial Preferred Stock will also participate in dividends declared or paid, whether in cash, securities or other property, on the shares of Common Stock for which the outstanding Warrants are exercisable.

Pursuant to the Articles of Amendment, if and to the extent that the Issuer does not pay the entire dividend to which holders of Series A Serial Preferred Stock are entitled for a particular period in cash on the applicable dividend payment date, preferential cash dividends will accrue on such unpaid amounts (and on any unpaid dividends in respect thereof) at 5% per annum, and will compound on each dividend payment date, until paid.

The Series A Serial Preferred Stock has an aggregate liquidation preference of $50 million, and ranks junior to all of the Issuer’s liabilities and obligations to creditors with respect to assets available to satisfy claims against the Issuer and senior to all other classes of stock over which the Series A Serial Preferred Stock has preference, including Common Stock.

The Series A Serial Preferred Stock will not be convertible into Common Stock at any time.

Redemption at the Option of the Holder

Each share of Series A Serial Preferred Stock is redeemable at the option of the holder at any time on or after August 19, 2022, at a redemption price equal to 100% of the Liquidation Preference of the shares of Series A Serial Preferred Stock to be redeemed plus accrued but unpaid dividends.

Redemption at the Option of the Issuer

The Series A Serial Preferred Stock is also redeemable at the option of the Issuer at the following redemption prices and times:

Percentage of Liquidation Preference of each share of Series A Serial Preferred Stock to be redeemed*	Timing of Redemption Right
103%	On or after August 19, 2016 but prior to August 19, 2019
102%	On or after August 19, 2019 but prior to August 19, 2020
101%	On or after August 19, 2020 but prior to August 19, 2021
100%	On or after August 19, 2021

*	In each case, plus an amount per share equal to accrued but unpaid dividends on such share of Series A Serial Preferred Stock up to but excluding the earlier of the date of the redemption or the date of constructive redemption.

Right to Elect Board Members

So long as the Reporting Persons beneficially own a majority of the outstanding shares of Series A Serial Preferred Stock, the holders of a majority of such outstanding shares, voting separately as a class, will have the right (the “Designation Rights”) to elect the following number of directors to the Board at any meeting of shareholders of the Corporation (or by written consent) at which directors are to be elected, designated or appointed: (i) for so long as the Reporting Persons’ Percentage Interest (as defined in the Shareholders Agreement) is at least the Minimum Threshold but less than the 20% Threshold, one member of the Board; or (ii) for so long as the Percentage Interest is at least the 20% Threshold, two members of the Board.

(Page 13 of 26 Pages)

Voting Rights

Except as required by law or otherwise provided in the Articles of Amendment, the holders of shares of Series A Serial Preferred Stock and the holders of shares of Common Stock vote together as one class on all other matters submitted to a vote of the shareholders of the Issuer. Each share of Series A Serial Preferred Stock is entitled to a number of votes (rounded down to the nearest whole number) equal to (i) the aggregate number of Common Stock for which the outstanding Warrants are exercisable (regardless of whether or not such Warrants could legally be exercised at such time and regardless of whether the holder of the Series A Serial Preferred Stock is also the holder of Warrants) divided by (ii) the number of outstanding shares of Series A Serial Preferred Stock, determined as of the record date for the determination of holders of Common Stock entitled to vote on any such matter.

Change of Control of Issuer

In the event of a change of control of the Issuer at a price per Share below $24.00, the holders of the Series A Serial Preferred Stock will have the right to require the Issuer to repurchase each share of Series A Serial Preferred Stock held by such holder for cash at a repurchase price equal to (provided that doing so does not cause a default or event of default under the Issuer’s indenture, credit facilities and certain other debt documents and there are sufficient funds legally available therefor):

Percentage of Liquidation Preference of each share of Series A Serial Preferred Stock to be repurchased*	Change of Control Date
120%	Prior to August 19, 2015
110%	On or after August 19, 2015 but prior to August 19, 2016
105%	On or after August 19, 2016 but prior to August 19, 2017
101%	On or after August 19, 2017

*	In each case, plus an amount per share equal to accrued but unpaid dividends on such share of Series A Serial Preferred Stock up to but excluding the date of repurchase.

The foregoing description does not purport to cover all of the provisions of the Articles of Amendment and is qualified in its entirety by reference to the full document, which has been incorporated into this statement by reference as Exhibit 99.3.

Warrants

The Warrants are exercisable at any time on or prior to August 19, 2024 at an exercise price of $20.39 per share. The Warrant Price may be paid, at the option of the holder, in cash or by surrendering to the Issuer shares of Series A Serial Preferred Stock having an aggregate liquidation preference plus accrued and unpaid dividends equal to the aggregate exercise price. Alternatively, subject to certain exceptions in the case of a Mandatory Exercise (as defined below), if the market price (as determined pursuant to the Warrant) (the “Market Price”) of the Common Stock is greater than the Warrant Price, the holder may elect to surrender the Warrant and receive shares of Common Stock in respect of the Warrant equal to the value, as determined pursuant to the Warrant, of the Warrant, subject to certain restrictions.

(Page 14 of 26 Pages)

After August 19, 2019, the Issuer may require the exercise of the Warrants if the volume weighted average sale price for the Common Stock, as determined pursuant to the Warrant, exceeds 150% of the exercise price for ten (10) consecutive trading days (a “Mandatory Exercise”). Payment of the exercise price in the case of a Mandatory Exercise is required to be made first by surrender of shares of Series A Serial Preferred Stock held by the Warrant holder.

The exercise price of the Warrants and the number of shares issuable upon exercise of the Warrants are subject to adjustment, as provided in the Warrants, including if the Issuer, on or after August 19, 2017, issues or sells Common Stock for a price lower than the Market Price of the Common Stock and the exercise price of the Warrants.

Shareholders Agreement

On August 19, 2014, in connection with their entry into the Purchase Agreement, the Issuer, Nightingale Onshore Holdings L.P. and Nightingale Offshore Holdings L.P. entered into a Shareholders Agreement.

Rights to Board Member and Committee Nomination

Under the terms of the Shareholders Agreement, from and after the date the Reporting Persons are no longer entitled, in their capacity as holders of Series A Serial Preferred Stock, to elect directors to the Board pursuant to their Designation Rights, (i) for so long as the Reporting Persons’ Percentage Interest (as defined in the Shareholders Agreement) is at least the Minimum Threshold but less than the 20% Threshold, the Reporting Persons will have the right to jointly designate for nomination one member of the Board and (ii) for so long as the Percentage Interest is at least the 20% Threshold, the Reporting Persons will have the right to jointly designate for nomination two members of the Board. Under no circumstance will the Reporting Persons be permitted to designate for nomination more than two members of the Board, although the Reporting Persons are not prohibited from making recommendations for new Board members.

Additionally, until such time as the Reporting Persons are no longer entitled to elect at least one member of the Board pursuant to the Articles of Amendment, the Reporting Persons will be entitled to designate and appoint directors who have been elected or appointed to the Board by the Reporting Persons (the “Purchaser Directors”) to serve on all of the committees of the Board (other than committees required to be comprised solely of independent directors; if and to the extent Purchaser Directors do not qualify) in proportion to such Purchaser Directors’ overall representation on the Board; provided that the Reporting Persons will be entitled to designate and appoint at least one member to each such committee so long as it is entitled to elect at least one member to the Board. Until such time as the Reporting Persons are no longer entitled to designate or nominate for election at least one member of the Board, Nightingale Onshore Holdings L.P. also has the right to appoint one non-voting observer to the Board.

(Page 15 of 26 Pages)

Consent Rights

The Reporting Persons will have the consent rights described below, provided, that (x) such consent rights will be suspended if the Percentage Interest does not equal or exceed fifteen percent (15%) on August 19, 2015, and (y) from and after August 19, 2015, the Reporting Persons will be entitled to consent rights at such times (and only at such times) that the Percentage Interest equals or exceeds fifteen percent (15%). Subject to the foregoing, the Issuer will not, and will cause each of its subsidiaries not to, take any of the following actions without the prior written approval of the Reporting Persons: (i) amend or otherwise change, or waive any provision of, its articles of incorporation or by-laws (or similar organizational documents), except for non-material changes undertaken for routine or administrative reasons that do not adversely affect the Reporting Persons; (ii) alter the size or powers of the Board, except for non-material changes to the powers of the Board or any committee undertaken for routine or administrative reasons that do not adversely affect the rights of the Reporting Persons (provided, however, that the Reporting Persons have consented to a temporary increase in the size of the Board until the date of the 2015 annual meeting of the Issuer’s shareholders to the extent required for the Purchaser Directors to join the Board); (iii) discontinue the Issuer’s status as a public company or SEC-reporting company, change the Issuer’s jurisdiction of organization, or apply to list (or materially alter or terminate its listing) on any stock exchange; (iv) until August 19, 2017, issue or sell any shares of Common Stock, subject to certain exceptions, for a consideration per share less than a price equal to the Warrant Price in effect immediately prior to such issue or sale; or (v) enter into any contract or otherwise obligate the Issuer or its affiliates to take any of the foregoing actions.

Preemptive Rights

The Reporting Persons will have certain preemptive rights with respect to any issuance (subject to certain exceptions) of any Common Stock or equity-based securities by the Issuer or its affiliates that are issued after August 19, 2014, provided, that (x) such preemptive rights will be suspended if the Percentage Interest does not equal or exceed ten percent (10%) on August 19, 2015, and (y) from and after August 19, 2015, the Reporting Persons will be entitled to preemptive rights at such times (and only at such times) that the Percentage Interest equals or exceeds ten percent (10%).

Standstill

Until the later of August 19, 2017 and the date on which there are no Purchaser Directors who are members of the Board, the Reporting Persons have agreed not to acquire beneficial ownership of any equity, debt or convertible securities of the Issuer, or any warrant or option to purchase such securities, if such acquisition would result in the Reporting Persons beneficially owning more than thirty percent (30%) of the shares of capital stock of the Issuer entitled to vote generally in the election of directors.

The Reporting Persons have also agreed not to (i) propose, enter into or agree to enter into any merger, recapitalization, restructuring, change of control or other extraordinary transaction, (ii) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Issuer and its subsidiaries, (iii) join or form a “group” (within the meaning of Section 13(d)(3) of the Act) with respect to any voting securities of the Issuer or its subsidiaries, except the group comprised of the Reporting Persons, (iv) seek the removal of any directors from the Board or a change in the size or composition of the Board, except as provided in the Shareholders Agreement or under the terms of the Series A Serial Preferred Stock, (v) except as otherwise permitted under the standstill, enter into any discussions, negotiations or agreements regarding any possible purchase or sale of any securities or assets of the Issuer and its subsidiaries (other than securities owned by the Reporting Persons), (vi) call or seek to call a special meeting of shareholders of the Issuer, (vii) deposit any Series A Serial Preferred Stock, Warrants or Common Stock in a voting trust or grant any proxy with respect thereto, (viii) enter into any swap or other agreement that hedges or transfers the economic consequences of ownership of the Warrants or the underlying shares of Common Stock, (ix) contest the validity of the restrictions described in this paragraph and the preceding paragraph, (x) finance, encourage or advise another person in connection with the foregoing, or (xi) disclose any intention or plan prohibited by or inconsistent with the foregoing, or take any action that would reasonably be expected to cause the Issuer to make a public announcement regarding any intention of the Reporting Persons to take an action prohibited by the foregoing. Notwithstanding the foregoing, the Reporting Persons are permitted to make private proposals to the Board or the chief executive officer of the Issuer regarding mergers, business combinations and other extraordinary transactions involving the Issuer and its subsidiaries.

(Page 16 of 26 Pages)

Voting For Directors

Until the later of August 19, 2017 and the date on which there are no Purchaser Directors who are members of the Board in connection with any proposal submitted for Issuer shareholder approval (at any annual or special meeting called, or in connection with any other action (including the execution of written consents)) related to the election or removal of directors of the Board, the Reporting Persons will vote all shares beneficially owned by the Reporting Persons and entitled to vote as follows: (i) in favor of any nominee or director designated by the Board or any nominating committee thereof (provided that the Board’s or the nominating committee’s designation is consistent with the terms of the Shareholders Agreement); and (ii) against the removal of any director designated by the Board or any nominating committee thereof.

Transfer Restrictions

Until August 19, 2017, the Reporting Persons may not transfer shares of Series A Serial Preferred Stock, Warrants or any Common Stock issued upon any exercise of Warrants, other than to an affiliate of the Reporting Persons, except with the consent of the Issuer.

The Reporting Persons also have agreed not to transfer any securities of the Issuer (i) to any significant competitor of the Issuer, (ii) to certain activist investors, or (iii) to any person or group (a) in a block constituting 5% or more of the securities of the Issuer entitled to vote generally in the election of directors (the “Voting Securities”) (subject to certain exceptions) or (b) if the Reporting Persons know (after reasonable inquiry) that such transfer would result in the transferee beneficially owning 9.5% or more of the Voting Securities. Notwithstanding the foregoing, the Reporting Persons may transfer all of the Warrants in a single block, subject to the Issuer’s right of first refusal. The Reporting Persons have also agreed to grant the Issuer a right of first offer with respect to any shares of Common Stock sought to be sold by the Reporting Persons. The restrictions on transfer described in this paragraph will be applicable to any Common Stock owned by the Reporting Persons or any of their affiliates, including Common Stock acquired in future acquisitions.

Future Acquisitions of Common Stock

The Issuer has agreed that if the Reporting Persons commence (within the meaning of Rule 14d-2 under the Act) a tender offer to purchase issued and outstanding Common Stock and file a Tender Offer Statement on Schedule TO (a “Schedule TO”) with the U.S. Securities and Exchange Commission (the “SEC”), the Issuer will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 as soon as practicable with respect to such tender offer. The Issuer has agreed that, subject to the fiduciary obligations of its Board, it will (a) recommend acceptance of such tender offer or (b) express no opinion and remain neutral toward such offer.

(Page 17 of 26 Pages)

The Issuer has also agreed to reasonably cooperate with the Reporting Persons in making all necessary registrations and filings and taking all steps as may be necessary to obtain any governmental approvals, including making antitrust filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as promptly as possible (and in any event within five (5) business days of the date of filing of the Schedule TO).

Registration Rights

The Reporting Persons are entitled to certain demand and piggyback registration rights. The Issuer will not be required to effect more than four demand registrations (or more than two in any twelve- (12-) month period or one in any six- (6-) month period) or effect more than one demand registration on Form S-1, subject to customary limitations.

In the event that the Issuer proposes to register any shares of Common Stock (or securities convertible into or exercisable for shares of Common Stock) in connection with a public offering (other than any offering registered on Form S-4 or Form S-8 or offerings to directors, members of management, employees or certain representatives of the Issuer or its subsidiaries, or in connection with dividend reinvestment plans) solely for cash (whether for its own account or for the account of any other person (other than the Purchaser) possessing contractual demand registration rights), the Reporting Persons will be entitled to certain “piggyback” registration rights allowing them to include the Issuer’s shares that they own in such registration, subject to customary limitations. As a result, whenever the Issuer proposes to register any shares of Common Stock, subject to certain other exceptions, the Reporting Persons are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

The foregoing description does not purport to cover all of the provisions of the Shareholders Agreement and is qualified in its entirety by reference to the full document, which has been incorporated into this Schedule 13D by reference as Exhibit 99.2.

Except as otherwise described herein and in the Joint Filing Agreement attached hereto as Exhibit 99.4, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer or any other securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

The following exhibits are filed hereto:

Exhibit	Description of Exhibit

99.1	Securities Purchase Agreement, dated as of August 19, 2014, by and between the Issuer and Reporting Persons, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 19, 2014.

99.2	Shareholders Agreement dated as of August 19, 2014, by and between the Issuer and Reporting Persons, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer on August 19, 2014.

(Page 18 of 26 Pages)

99.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of Elizabeth Arden, Inc. Designating Series A Serial Preferred Stock, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on August 19, 2014.

99.4	Form of Warrant, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on August 19, 2014.

99.5	Joint Filing Agreement.*

*	Filed herewith.

(Page 19 of 26 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2014	Nightingale Onshore Holdings L.P.

	By:	Nightingale GP LLC, its general partner

	By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Manager

Nightingale Offshore Holdings L.P.

	By:	Nightingale GP LLC, its general partner

	By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Manager

Nightingale GP LLC

	By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Manager

Rhône Capital IV L.P.

	By:	Rhône Holdings IV L.L.C., its general partner

	By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Authorized Signatory

(Page 20 of 26 Pages)

Rhône Holdings IV L.L.C.

By:	/s/ Franz-Ferdinand Buerstedde
Name:	Franz-Ferdinand Buerstedde
Title:	Authorized Signatory

Rhône Capital L.L.C.

By:	/s/ Franz-Ferdinand Buerstedde
Name:	Franz-Ferdinand Buerstedde
Title:	Manager

(Page 21 of 26 Pages)

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Securities Purchase Agreement, dated as of August 19, 2014, by and between the Issuer and Reporting Persons, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 19, 2014.

99.2	Shareholders Agreement dated as of August 19, 2014, by and between the Issuer and Reporting Persons, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer on August 19, 2014.

99.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of Elizabeth Arden, Inc. Designating Series A Serial Preferred Stock, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on August 19, 2014.

99.4	Form of Warrant, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on August 19, 2014.

99.5	Joint Filing Agreement.*

*	Filed herewith.

(Page 22 of 26 Pages)

Schedule I

Managers of Nightingale GP LLC

The business address for each of the individuals listed below is 630 Fifth Avenue, Suite 2710, New York, NY 10111.

Except as specified below, each of the individuals listed below is a citizen of the United States of America.

Name	Present Principal Occupation
Franz-Ferdinand Buerstedde*	Managing Director of Rhône Group L.L.C.
M. Steven Langman	Managing Director of Rhône Group L.L.C.
Patrick Mundt*	Principal of Rhône Group L.L.C.

*	Citizen of Germany

(Page 23 of 26 Pages)

Schedule II

Managers of Rhône Capital L.L.C.

The business address for each of the individuals listed below is 630 Fifth Avenue, Suite 2710, New York, NY 10111.

Except as specified below, each of the individuals listed below is a citizen of the United States of America.

Name	Present Principal Occupation
Robert F. Agostinelli	Managing Director of Rhône Group L.L.C.
Franz-Ferdinand Buerstedde*	Managing Director of Rhône Group L.L.C.
Nancy C. Cooper	Operating Partner of Rhône Group L.L.C.
Petter Johnsson**	Managing Director of Rhône Group L.L.C.
M. Steven Langman	Managing Director of Rhône Group L.L.C.
Gianpiero Lenza***	Managing Director of Rhône Group L.L.C.
Sebastien Mazella di Bosco****	Managing Director of Rhône Group L.L.C.
Andrew W. Sweet	Managing Director of Rhône Group L.L.C.
Eytan Tigay	Managing Director of Rhône Group L.L.C.

*	Citizen of Germany
**	Citizen of Sweden
***	Citizen of Italy
****	Citizen of France

(Page 24 of 26 Pages)